UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____07/01/17_____ AND ENDING _____6/30/18_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Scottsdale Capital Advisors Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7170 E McDonald Drive #6
                         (No. and Street)

Scottsdale, AZ 85253
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry Diekmann   (480) 603-4900
                                                           (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company CPAs
                         (Name - if individual, state last, first, middle name)

1785 West Printers Row, Salt Lake City, UT 84119
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement
of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Henry Diekmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Scottsdale Capital Advisors Corporation as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Notary Public State of Arizona
Maricopa County
Timothy Brian DiBlasi
My Commission Expires 09/19/2021

Henry Diekmann, President

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities (not applicable).

(x) (g) Computation of Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and
Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3 under the
Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net
Capital Under Rule 15c3-1 and the Computation for Determination of the
Reserve Requirements Under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements
of Financial Condition With Respect to Methods of Consolidation (not
applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have
existed since the date of the previous audit
(x) (o) Review report on management's assertion letter regarding (k)(2)(ii) exemption.
(x) (p) Management's assertion letter regarding (k)(2)(ii) exemption.

Table of Contents

Report of Independent Registered Public Accounting Firm..1

Statement of Financial Condition 2

Statement of Operations..3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to the Financial Statements 6-10

Supplementary Information:

Schedule I - Computation of Net Capital under Rule 15c3-1 of the
      Securities and Exchange Commission 11

Schedule II – Exemption Report pursuant to SEC Rule 17a-5 12

Schedule III - Information Relating to Possession or Control Requirements
      Under Rule 15c3-3 of the Securities and Exchange Commission 13

Report of Independent Registered Public Accounting Firm 14



**Haynie &
Company**

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800   Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Scottsdale Capital Advisors Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scottsdale Capital
Advisors Corporation as of June 30, 2018, the related statements of operations, changes
in stockholders' equity, and cash flows for the year then ended, and the related notes and
schedules (collectively referred to as the financial statements). In our opinion, the
financial statements present fairly, in all material respects, the financial position of
Scottsdale Capital Advisors Corporation as of June 30, 2018, and the results of its
operations and its cash flows for the year then ended in conformity with accounting
principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Scottsdale Capital Advisors
Corporation's management. Our responsibility is to express an opinion on Scottsdale
Capital Advisors Corporation's financial statements based on our audit. We are a public
accounting firm registered with the Public Company Accounting Oversight Board (United
States) (PCAOB) and are required to be independent with respect to Scottsdale Capital
Advisors Corporation in accordance with the U.S. federal securities laws and the
applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those
standards require that we plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement, whether due to
error or fraud. Our audit included performing procedures to assess the risks of material
misstatement of the financial statements, whether due to error or fraud, and performing
procedures that respond to those risks. Such procedures included examining, on a test
basis, evidence regarding the amounts and disclosures in the financial statements. Our
audit also included evaluating the accounting principles used and significant estimates
made by management, as well as evaluating the overall presentation of the financial
statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I – Computation of Net Capital,
Schedule II – Exemption Report, and Schedule III – Information Relating to Possession of
Control Requirements, has been subjected to audit procedures performed in conjunction
with the audit of Scottsdale Capital Advisors Corporation's financial statements. The
supplemental information is the responsibility of Scottsdale Capital Advisors
Corporation's management. Our audit procedures included determining whether the
supplemental information reconciles to the financial statements or the underlying
accounting and other records, as applicable, and performing procedures to test the
completeness and accuracy of the information presented in the supplemental information.
In forming our opinion on the supplemental information, we evaluated whether the
supplemental information, including its form and content, is presented in conformity with

PrimeGlobal

An Association of
Independent Accounting Firms

1785 West Printers Row
Salt Lake City, Utah 84119
(801) 972-4800

5974 South Fashion Pointe Dr., Suite 120
South Ogden, Utah 84403
(801) 479-4800

1221 West Mineral Avenue, Suite 202
Littleton, Colorado 80120-4544
(303) 734-4800

873 North Cleveland Avenue
Loveland, Colorado 80537
(303) 577-4800

2702 N Loop 1604 East, Suite 202
San Antonio, Texas 78232
(210) 979-0055

17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedule I – Computation of Net Capital, Schedule II – Exemption Report, and Schedule III – Information Relating to Possession of Control Requirements, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company
Salt Lake City, Utah
August 28, 2018

We have served as Scottsdale Capital Advisors Corporation's auditor since 2016.

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS

Current assets:

Cash and cash equivalents	$	401,801
Accounts receivable		267,473
Prepaid expenses		11,261
Total current assets		680,535
Property and equipment (net of depreciation of $3,254)		3,597
Deposits		4,817
Total assets	$	688,949

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accounts payable	$	317,619
Accrued expenses		8,030
Total liabilities		325,649

Commitments and contingent liabilities (Note 5)

Stockholders' equity:

Common stock, no par value, authorized 2,000,000 shares, issued and outstanding	795,000
Additional paid in capital	676,000
Accumulated deficit	(1,107,700)
Total stockholders' equity	363,300
Total liabilities and stockholders' equity	$ 688,949

The accompanying notes are an integral part of these financial statements.

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2018

Sales:	
Clearing revenue	$ 10,568,001
Investment company revenue	6,476
Realized Loss on Sale of Securities	(780)
Other revenue	7,916
Total sales	10,581,613
Cost of Sales:	
Clearing Fees	946,954
Broker- Dealer Expense	17,335
Total cost of sales	964,289
Gross profit	9,617,324
General and administrative expenses:	
Director's Compensation	6,717,080
Compensation	1,131,330
Professional and consulting fees	1,002,080
Occupancy	631,886
Regulatory fees	59,792
Office and travel	59,673
Communication	25,875
Postage	6,014
Advertising and marketing	1,000
Total general and administrative expenses	9,634,730
Net Loss	$ (17,406)

The accompanying notes are an integral part of these financial statements.

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2018

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at June 30, 2017	2,000,000	$ 795,000	$ 676,000	$ (1,090,294)	$ 380,706
Net loss				(17,406)	(17,406)
Balance at June 30, 2018	2,000,000	$ 795,000	$ 676,000	$ (1,107,700)	$ 363,300

The accompanying notes are an integral part of these financial statements.

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2018

Cash flows from operating activities:		
Net loss	$	(17,406)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		
Changes in operating assets and liabilities:		1,370
(Increase) decrease in assets:		
Accounts receivable		
Prepaid expense		184,422
Increase (decrease) in liabilities:		1,611
A/P and Accrued liabilities		(223,460)
Net cash used in operating activities		(53,463)
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net decrease in cash		(53,463)
Cash, beginning of the year		455,264
Cash, end of the year	$	401,801

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Scottsdale Capital Advisors Corporation (the Company), was incorporated in the state of Arizona on August 15, 2001 and commenced operations in May 2002. The Company is a wholly owned subsidiary of Scottsdale Capital Advisors Holding LLC. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company provides broker-dealer services to retail and institutional customers as an introducing broker dealer transacting securities on a fully disclosed basis. The Company also offers investment-banking services for both public offerings and private placements. The Company is located in Scottsdale, Arizona and provides services to U.S. and international customers.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a settlement date basis. Securities transactions of the Company and commission income and expense are recorded on an accrual basis. Securities owned are valued at market value.

Impairment of Long-Lived Assets

In accordance with *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses the recoverability of the long-lived and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is calculated using straight-line basis over the estimated useful lives of the assets (generally 3 to 7 years).

Income Taxes

On June 29, 2001, the Company elected to be taxed as an "S" Corporation. Accordingly, the Company has not provided for federal and state income taxes since the income tax liability is that of the individual stockholders. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing and the current and prior years remain subject to examination as of June 30, 2018.

Cash and Cash Equivalents

For purpose of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk

The Company maintains cash balances and deposits with financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

3. **FURNITURE AND EQUIPMENT**

Office Furniture and equipment	$ 6,851
	6,851
Less: Accumulated depreciation	(3,254)
At June 30, 2018:	$ 3,597

Total depreciation expense was $1,370 for the year ended June 30, 2018.

4. RELATED PARTY TRANSACTIONS

The Company has a formal lease agreement with a related party which the shareholders owns for its headquarter in Scottsdale, Arizona and which terminates upon notice by landlord.

The Company is a wholly owned subsidiary of Scottsdale Capital Advisors Holding LLC which is owned by the Company's Director.

On March 3, 2011, the Company's then president, a related party, acquired the entire interest in Alpine Securities, a clearing firm. During the course of the year ended June 30, 2018 the company recognized $10,568,001 in clearing revenue which reflected approximately 99% of total revenues recognized during the year. As of June 30, 2018 the company had a $267,473 receivable from Alpine Securities. As of June 30, 2018 the company had a $25,000 deposit on account with Alpine Securities.

5. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company maintains a lease commitment for its office facility in Scottsdale, AZ which terminates upon notice by landlord. The lease term is month to month beginning August 1, 2017 and expiring December 31, 2021. The lease contains an escalation clause adjusting the base rent annually based on the percentage change in the Consumer Price Index. The minimum annual adjustment is three percent (3%) and base rent cannot decrease. From time to time the Company leases additional space for which there are no formal lease commitments.

Legal

The Company has no open regulatory enforcement matters and no open civil litigation matters where the Company is a named defendant. For the prior audit period, the Company reported one open FINRA disciplinary proceeding (FINRA No. 201404174601). The matter went to formal hearing in June 2016 and July 2016. On March 31, 2017, the FINRA Extended Hearing Panel issued an adverse decision and assessed a $1.5 million fine against the Company. On July 19, 2017 the Company filed an appeal of the decision to FINRA's National Adjudicatory Counsel (NAC) that resulted in an automatic stay of the adverse judgment and award of relief. The Company also has the right to appeal the adverse decision to the Securities and Exchange and the U.S. Circuit of Appeals. Though the Company believes it will ultimately prevail on the merits of the case, the Company, based on an assessment of the risk and probability of success of appeal conducted by outside counsel, has accrued $189,250 as a contingent liability. Any final judgment or settlement resulting from the resolution of this contingency will be accounted for in the period of resolution. Furthermore, it is the Company's policy to accrue for the legal expenses associated with this contingency or other legal contingencies as the expenses are incurred.

Subsequent to June 30, 2018, NAC ruled to uphold the FINRA Extended Hearing Panel decision. The Company has filed an appeal with the Securities & Exchange Commission (SEC) and the SEC has stayed the decision and all penalties and fines pending the appeal. Additionally, in August 2018 SCA was named as a defendant in Utah State Court, Salt Lake City (Civil No. 170901436). The Utah matter involves several parties and Company was later named in a third party complaint whereby the third party plaintiff is demanding indemnification for legal expenses of $200,000 under a theory that Company is the alter ego of other related entities, including Alpine Securities, and its holding company, SCA Clearing. The Company expects the State court will grant its motion to dismiss.

6. **CONCENTRATION OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. At June 30, 2018, the Company had deposits in excess of the FDIC coverage in the amount of $126,801.

7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2018, the Company had net capital of $261,766 which was $152,706 in excess of its required net capital of $109,060. The Company's ratio of aggregate indebtedness to net capital was 6.25 to 1. Aggregate indebtedness includes a $1,310,250 contingent liability which has not been accrued related to a legal matter, see footnote #5.

8. **RESERVE REQUIREMENTS FOR BROKERS OR DEALERS**

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

9. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through the date which the financial statements were available to be issued and other than as disclosed in footnotes, no additional items have occurred that would require disclosure.

SUPPLEMENTAL SCHEDULES

SCOTTSDALE CAPITAL ADVISORS CORPORATION
COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED JUNE 30, 2018

COMPUTATION OF NET CAPITAL

Stockholder's equity	$ 363,300

Deductions:
Non-allowable assets:

Property and equipment	3,597
Security deposit	4,817
Prepaid expenses and other current assets	11,284
Net capital before haircuts on securities positions And Unsecured Debits	343,602

Loss:

Haircuts on securities	41
Unsecured Debits	81,795
Net capital	261,766
Minimum net capital required ($100,000 or 6.67% of indebtedness)	109,060
Excess net capital	$ 152,706

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 325,649
Contingent liability	1,310,250
Total aggregate indebtedness	$ 1,635,899
Ratio of aggregate indebtedness to net capital	6.25 to 1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing as of June 30, 2018.

SCOTTSDALE CAPITAL ADVISORS CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED JUNE 30, 2018

Scottsdale Capital Advisors Corporation is a registered broker-dealer subject to 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report is prepared as required by 17 C.F.R. 240.17(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Scottsdale Capital Advisors Corporation operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions for the year ended June 30, 2018 without exception.

I, Henry Diekmann, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____
Henry Diekmann, President

SCOTTSDALE CAPITAL ADVISORS CORPORATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED JUNE 30, 2018

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).



Haynie & Company
Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Scottsdale Capital Advisors Corporation

We have reviewed management's statements, included in the accompanying Schedule II – Exemption Report, in which (1) Scottsdale Capital Advisors Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Scottsdale Capital Advisors Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Scottsdale Capital Advisors Corporation stated that Scottsdale Capital Advisors Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Scottsdale Capital Advisors Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scottsdale Capital Advisors Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie + Company

Haynie & Company
Salt Lake City, Utah
August 28, 2018

PrimeGlobal
An Association of Independent Accounting Firms

1785 West Printers Row
Salt Lake City, Utah 84119
(801) 972-4800

5974 South Fashion Pointe Dr., Suite 120
South Ogden, Utah 84403
(801) 479-4800

1221 West Mineral Avenue, Suite 202
Littleton, Colorado 80120-4544
(303) 734-4800

873 North Cleveland Avenue
Loveland, Colorado 80537
(303) 577-4800

2702 N Loop 1604 East, Suite 202
San Antonio, Texas 78232
(210) 979-0055



Haynie & Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Scottsdale Capital Advisors Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2018, which were agreed to by Scottsdale Capital Advisors Corporation, SIPC, the US Securities and Exchange Commission, and the Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Scottsdale Capital Advisors Corporation's compliance with the applicable instructions of Form SIPC-7. Scottsdale Capital Advisors Corporation's management is responsible for Scottsdale Capital Advisors Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check copies), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2018 with the amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

PrimeGlobal

An Association of
Independent Accounting Firms

1785 West Printers Row
Salt Lake City, Utah 84119
(801) 972-4800

5974 South Fashion Pointe Dr., Suite 120
South Ogden, Utah 84403
(801) 479-4800

1221 West Mineral Avenue, Suite 202
Littleton, Colorado 80120-4544
(303) 734-4800

873 North Cleveland Avenue
Loveland, Colorado 80537
(303) 577-4800

2702 N Loop 1604 East, Suite 202
San Antonio, Texas 78232
(210) 979-0055

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 28, 2018